Filed pursuant to Rule 433 Registration No. 333-223191 May 21, 2019

HSBC Holdings plc

£750,000,000 3.000% Resettable Senior Unsecured Notes due 2030 (the “Notes”)

Pricing Term Sheet:

Issuer:	HSBC Holdings plc (“HSBC Holdings”)

Sole Book-Running Manager:	HSBC Bank plc

Co-Managers:

Banco de Sabadell, S.A.

Bank of Montreal, London Branch

BNY Mellon Capital Markets, LLC

CIBC World Markets Corp.

Danske Markets Inc.

Lloyds Bank Corporate Markets plc

Merrill Lynch International

Morgan Stanley & Co. International plc

National Australia Bank ABN 12 004 044 937

Natixis Securities Americas LLC

NatWest Markets Plc

Wells Fargo Securities International Limited

Structure:	Resettable Senior Unsecured Notes

Issuer Ratings:*	A2 (stable) (Moody’s) / A (stable) (S&P) / AA- (stable) (Fitch)

Expected Issue Ratings:*	A2 (Moody’s) / A (S&P) / AA- (Fitch)

Pricing Date:	May 21, 2019

Settlement Date:	May 29, 2019 (T+5) (the “Issue Date”)

Maturity Date:	May 29, 2030

Form of Offering:	SEC Registered Global

Currency:	Pounds Sterling (“GBP” or “£”)

Transaction Details:

Principal Amount:	£750,000,000

Benchmark Gilt:	UKT 6.000% due December 7, 2028

Benchmark Gilt Yield:	1.024%

Benchmark Gilt Price:	145.13

Spread to Benchmark:	200 bps

Re-offer Yield:	3.024% semi-annual

Re-offer Yield:	3.047% per annum

Re-offer Yield Price:	99.601%

Reference Mid-Market Swap Rate (term to Reset Date):	1.251%

Spread to Reference Mid-Market Swap Rate:	177 bps

Initial Fixed Coupon:	3.000% per annum (the “Initial Interest Rate”) during the period from (and including) the Issue Date to (but excluding) the Reset Date (as defined below).

Coupon Following the Reset Date:	The rate per annum that is equal to sum of 1.770% (the “Margin”) and the Mid-Market Swap Rate (as defined below) on the Reset Determination Date (as defined below), from (and including) the Reset Date (as defined below) to (but excluding) the Maturity Date.

Issue Price:	99.601%

Gross Fees:	0.400%

Net Price:	99.201%

Net Proceeds to Issuer:	£744,007,500

Interest Payment Dates:	Interest on the Notes will be payable annually in arrear on May 29 of each year, beginning on May 29, 2020 (each an “Interest Payment Date”).

Reset Date:	May 29, 2029.

Reset Period:	The period from (and including) the Reset Date to (but excluding) the Maturity Date (the “Reset Period”).

Reset Determination Date:

The second London Banking Day preceding the Reset Date (the “Reset Determination Date”).

“London Banking Day” means any day on which dealings in pounds sterling are transacted in the London interbank market.

Mid-Market Swap Rate:	Means the Mid-Market Swap Rate Quotation (as defined below) that appears for “GBP LIBOR IRS & Swap Spreads” as displayed on the Bloomberg ICAP page (or such other page as may replace such page on Bloomberg or such other information service, in each case, as may be nominated by the person providing or sponsoring the information appearing on such page for purposes of displaying comparable rates) (the “relevant screen page”) as of approximately 11:00 a.m. (London time) on the Reset Determination Date, all as determined by the calculation agent (the “Mid-Market Swap Rate”); provided, however, that if no such rate appears on the relevant screen page for a one-year term, then the Mid-Market Swap Rate will be determined through the use of straight-line interpolation by reference to two rates, one of which will be determined in accordance with the above provisions, but as if the Reset Period were the period of time for which rates are available next shorter than the length of the actual Reset Period and the other of which will be determined in accordance with the above provisions, but as if the Reset Period were the period of time for which rates are available next longer than the length of the actual Reset Period; provided further that if on the Reset Determination Date the relevant screen page is not available or the Mid-Market Swap Rate does not appear on the relevant screen page, subject to the first proviso in the definition of Mid-Market Swap Rate Quotation below, the calculation agent will request the principal office in London of four major banks in the swap, money, securities or other market most closely connected with the relevant Mid-Market Swap Rate (as selected by HSBC Holdings on the advice of an investment bank of international repute) (the “Reference Banks”) to provide it with its Mid-Market Swap Rate Quotation as of approximately 11:00 a.m. (London time) on the Reset Determination Date. If two or more of the Reference Banks provide the calculation agent with Mid-Market Swap Rate Quotations, the interest rate for the Reset Period will be the sum of the Margin and the arithmetic mean of the relevant Mid-Market Swap Rate Quotations, as determined by the calculation agent. If only one or none of the Reference Banks provides the calculation agent with a Mid-Market Swap Rate Quotation, the interest rate will be determined to be the Initial Interest Rate.

Mid-Market Swap Rate Quotation:	Means a quotation (expressed as a percentage rate per annum) for the mean of the bid and offered rates for the fixed leg payable semi-annually (calculated on the basis of the actual number of days in the relevant period from (and including) the date on which interest begins to accrue to (but excluding) the date on which it falls due divided by 365) of a fixed-for- floating interest rate swap transaction in pounds sterling which transaction (i) has a one-year term commencing on the Reset

Date, (ii) is in an amount that is representative for a single transaction in the pounds sterling swap rate market at 11:00 a.m. (London time) with an acknowledged dealer of good credit in the swap market and (iii) has a floating leg based on six-month LIBOR (calculated on the basis of the actual number of days in the relevant period from (and including) the date on which interest begins to accrue to (but excluding) the date on which it falls due divided by 365); provided that, notwithstanding the second proviso in the definition of Mid-Market Swap Rate, if HSBC Holdings (in consultation with the calculation agent) determines that the Mid-Market Swap Rate has ceased to be published on the relevant screen page as a result of LIBOR ceasing to be calculated or administered for publication, HSBC Holdings will use reasonable efforts to appoint an Independent Financial Adviser (as defined below) to determine the Alternative Base Rate (as defined below) and the Alternative Screen Page (as defined below) by no later than five business days prior to the Reset Determination Date (the “Reset Determination Cut-off Date”). If HSBC Holdings is unable to appoint an Independent Financial Adviser, or if the Independent Financial Adviser fails to determine the Alternative Base Rate and the Alternative Screen Page prior to the Reset Determination Cut-off Date, HSBC Holdings will determine the Alternative Base Rate and the Alternative Screen Page for the Reset Period. In either case, the Mid-Market Swap Rate Quotation will then be the quotation for the mean of bid and offered rates determined as provided above but as if the reference to LIBOR was a reference to the Alternative Base Rate on the Alternative Screen Page with any required Calculation Changes (as defined below). Notwithstanding the foregoing, if HSBC Holdings does not determine the Alternative Base Rate and the Alternative Screen Page prior to the Reset Determination Date, the interest rate for the Reset Period will be equal to the Initial Interest Rate.

If the Independent Financial Adviser or HSBC Holdings determine the Alternative Base Rate, the Independent Financial Adviser or HSBC Holdings, as applicable, may also, following consultation with the calculation agent, make changes to the day count fraction, the business day convention and the definition of business day, in each case in order to follow market practice, as well as any other changes (including to the Margin) that HSBC Holdings, following consultation with the Independent Financial Adviser (if appointed), determines in good faith are reasonably necessary to ensure the proper operation of the Alternative Base Rate or the Mid-Market Swap Rate, as well as the comparability of the interest rate determined by reference to the Alternative Base Rate to the interest rate determined by reference to LIBOR (the “Calculation Changes”).

HSBC Holdings will promptly give notice of the determination of the Alternative Base Rate, the Alternative Screen Page and any Calculation Changes to the trustee, the paying agent, the calculation agent and the noteholders; provided that failure to provide such notice will have no impact on the effectiveness of, or otherwise invalidate, any such determination.

“Alternative Base Rate” means the rate that has replaced LIBOR in customary market usage for determining floating interest rates in respect of bonds denominated in pounds sterling or, if the Independent Financial Adviser or HSBC Holdings (in consultation with the calculation agent and acting in good faith and a commercially reasonable manner), as applicable, determines that there is no such rate, such other rate as the Independent Financial Adviser or HSBC Holdings (in consultation with the calculation agent and acting in good faith and a commercially reasonable manner), as applicable, determines in its or HSBC Holdings’ sole discretion is most comparable to LIBOR. If the Alternative Base Rate is determined, such Alternative Base Rate will be the Alternative Base Rate for the entire Reset Period.

“Alternative Screen Page” means the alternative screen page, information service or source on which the Alternative Base Rate appears (or such other page, information service or source as may replace the alternative screen page, information service or source, in each case, as may be nominated by the person providing or sponsoring the information appearing on such page for purposes of displaying comparable rates).

“Independent Financial Adviser” means an independent financial institution of international repute or other independent financial adviser experienced in the international capital markets, in each case appointed by HSBC Holdings at its own expense.

“LIBOR” means the interest rate benchmark known as the London interbank offered rate, which is calculated and published by a designated distributor (on the Issue Date, Thomson Reuters) in accordance with the requirements from time to time of ICE Benchmark Administration Limited (or any other person which takes over the administration of that rate) based on the estimated interbank borrowing rate for pounds sterling that is provided by a panel of contributor banks.

Optional Redemption:

The Notes are not redeemable at the option of the noteholders at any time.

HSBC Holdings may redeem the Notes in whole (but not in part) in its sole discretion on the Reset Date, at a redemption price equal to 100% of their principal amount plus any accrued and unpaid interest to (but excluding) the Reset Date.

Tax Event Redemption:	HSBC Holdings may redeem the Notes in whole (but not in part) in its sole discretion upon the occurrence of certain tax events. The redemption price will be equal to 100% of their principal amount plus any accrued and unpaid interest to (but excluding) the date of redemption.

Events of Default and Defaults:

Noteholders will not have the right to request the trustee to declare the principal amount and accrued but unpaid payments with respect to the Notes to be due and payable or to accelerate the Notes in the case of non-payment of principal and/or interest on the Notes. Payment of the principal amount of the Notes may be accelerated only upon certain events of a winding-up.

An “Event of Default” with respect to the Notes means any one of the following events:

(i) an order is made by an English court which is not successfully appealed within 30 days after the date such order was made for HSBC Holdings’ winding up other than in connection with a scheme of amalgamation or reconstruction not involving bankruptcy or insolvency; or

(ii) an effective resolution is validly adopted by HSBC Holdings’ shareholders for its winding up other than in connection with a scheme of amalgamation or reconstruction not involving bankruptcy or insolvency.

In addition to Events of Default, the Indenture also will provide separately for “Defaults.” A Default with respect to the Notes means any one of the following events:

(i) failure to pay principal or premium, if any, on the Notes at maturity, and such default continues for a period of 30 days; or

(ii) failure to pay any interest on the Notes when due and payable, which failure continues for 30 days.

If a Default occurs, the trustee may institute proceedings in England (but not elsewhere) for HSBC Holdings’ winding-up; provided that the trustee may not, upon the occurrence of a Default, accelerate the maturity of any outstanding Notes, unless an Event of Default has occurred and is continuing.

Notwithstanding the foregoing, failure to make any payment in respect of the Notes will not be a Default in respect of the Notes if such payment is withheld or refused:

(i) in order to comply with any fiscal or other law or regulation or with the order of any court of competent jurisdiction, in each case applicable to such payment; or

(ii) in case of doubt as to the validity or applicability of any such law, regulation or order, in accordance with advice given as to such validity or applicability at any time during the said grace period of 30 days by independent legal advisers acceptable to the trustee;

provided, however, that the trustee may, by notice to HSBC Holdings, require HSBC Holdings to take such action (including but not limited to proceedings for a declaration by a court of competent jurisdiction) as the trustee may be advised in an opinion of counsel, upon which opinion the trustee may conclusively rely, is appropriate and reasonable in the circumstances to resolve such doubt, in which case HSBC Holdings will forthwith take and expeditiously proceed with such action and will be bound by any final resolution of the doubt resulting therefrom. If any such resolution determines that the relevant payment can be made without violating any applicable law, regulation or order then the preceding sentence will cease to have effect and the payment will become due and payable on the expiration of the relevant grace period of 30 days after the trustee gives written notice to HSBC Holdings informing it of such resolution.

Notwithstanding any other provision of the Indentures or the Notes, the right of any noteholder to receive payment of the principal of, or interest on, the Notes on or after the due dates thereof and to institute suit for the enforcement of any such payment on or after such respective dates, will not be impaired or affected without the consent of such noteholder.

Agreement with Respect to the Alternative Base Rate:	By its acquisition of the Notes, each noteholder (which, for these purposes, includes each beneficial owner) (i) will acknowledge, accept, consent and agree to be bound by the Independent Financial Adviser’s or HSBC Holdings’ determination of the Alternative Base Rate, the Alternative Screen Page and any Calculation Changes, including as may occur without any prior notice from HSBC Holdings and without the need for HSBC Holdings to obtain any further consent from such noteholder, (ii) will waive any and all claims, in law and/or in equity, against the trustee, the paying agent and the calculation agent for, agree not to initiate a suit against the trustee, the paying agent and the calculation agent in respect of, and agree that none of the trustee, the paying agent or the calculation agent will be liable for, the determination of or the failure to determine any Alternative Base Rate, any Alternative Screen Page and any Calculation Changes, and any losses suffered in connection therewith and (iii) will agree that none of the trustee, the paying agent or the calculation agent will have any obligation to determine any Alternative Base Rate, any Alternative Screen Page and any Calculation Changes (including any adjustments thereto), including in the event of any failure by HSBC Holdings to determine any Alternative Base Rate, any Alternative Screen Page and any Calculation Changes.

Agreement with Respect to the Exercise of UK Bail-in Power:	By its acquisition of the Notes, each noteholder (which, for these purposes, includes each beneficial owner) will acknowledge, accept, consent and agree, notwithstanding any other term of the Notes, the Indenture or any other agreements, arrangements or understandings between HSBC Holdings and any noteholder, to be bound by (a) the effect of the exercise of any UK bail-in power (as defined below) by the relevant UK resolution authority (as defined below); and (b) the variation of the terms of the Notes or the Indenture, if necessary, to give effect to the exercise of any UK bail-in power by the relevant UK resolution authority. No repayment or payment of Amounts Due (as defined below) will become due and payable or be paid after the exercise of any UK bail-in power by the relevant UK resolution authority if and to the extent such amounts have been reduced, converted, cancelled, amended or altered as a result of such exercise.

Moreover, each noteholder (which, for these purposes, includes each beneficial owner) will consent to the exercise of any UK bail-in power as it may be imposed without any prior notice by the relevant UK resolution authority of its decision to exercise such power with respect to the Notes.

For these purposes, “Amounts Due” are the principal amount of, and any accrued but unpaid interest, including any Additional Amounts (as defined below), on the Notes. References to such amounts will include amounts that have become due and payable, but which have not been paid, prior to the exercise of any UK bail-in power by the relevant UK resolution authority.

For these purposes, a “relevant UK resolution authority” is any authority with the ability to exercise a UK bail-in power.

For these purposes, a “UK bail-in power” is any write-down, conversion, transfer, modification, or suspension power existing from time to time under, and exercised in compliance with, any laws, regulations, rules or requirements in effect in the UK, relating to the transposition of Directive 2014/59/EU establishing a framework for the recovery and resolution of credit institutions and investment firms, as amended, supplemented or replaced from time to time (the “BRRD”) or otherwise, including but not limited to the Banking Act and the instruments, rules and standards created thereunder, pursuant to which (i) any obligation of a regulated entity (or other affiliate of such regulated entity) can be reduced, cancelled, modified, or converted into shares, other securities, or other obligations of such regulated entity or any other person (or suspended for a temporary period); and (ii) any right in a contract governing an obligation of a regulated entity may be deemed to have been exercised. A reference to a “regulated entity” is to any BRRD Undertaking as such term is defined under the PRA Rulebook promulgated by the PRA, as amended from time to time, which includes certain credit institutions, investment firms, and certain of their parent or holding companies or any comparable future definition intended to designate entities within the scope of the UK recovery and resolution regime.

MiFID II product governance	Solely for the purposes of each manufacturer’s product approval process, the target market assessment in respect of the Notes has led to the conclusion that: (i) the target market for the Notes is eligible counterparties and professional clients only, each as defined in Directive 2014/65/EU (as amended, “MiFID II”); and (ii) all channels for distribution of the Notes to eligible counterparties and professional clients are appropriate. Any person subsequently offering, selling or recommending the Notes (a “distributor”) should take into consideration the manufacturers’ target market assessment; however, a distributor subject to MiFID II is responsible for undertaking its own target market assessment in respect of the Notes (by either adopting or refining the manufacturers’ target market assessment) and determining appropriate distribution channels.

Governing Law:	The Indenture and the Notes will be governed by, and construed in accordance with, the laws of the State of New York. Any legal proceedings arising out of, or based upon, the Indenture or the Notes may be instituted in any state or federal court in the Borough of Manhattan in the City of New York, New York.

Day Count Convention:	Actual/Actual (ICMA).

Minimum Denomination:	£100,000 and integral multiples of £1,000 in excess thereof.

Listing:	Application will be made to list the Notes on the NYSE.

Paying Agent:	HSBC Bank USA, National Association.

Calculation Agent:	HSBC Bank USA, National Association.

Trustee:	The Bank of New York Mellon, London Branch.

CUSIP:	404280CD9

ISIN:	XS2003500142

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A security rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time by the assigning rating organization. Each rating should be evaluated independently of any other rating.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in the registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, HSBC Bank plc or any other underwriter participating in the offering will arrange to send you the prospectus if you request it by calling toll-free 1-866-811-8049.